SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

Pathfinder Cell Therapy, Inc.
(Name of Issuer)

Common Stock	70319A 10 6
(Title of class of securities)	(CUSIP number)

Richard L. Franklin
c/o Pathfinder Cell Therapy, Inc.
 12 Bow Street
 Cambridge, Massachusetts 02138
(617) 827-6824
(Name, address and telephone number of person authorized to receive notices and communications)

September 2, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

 _____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Richard L. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,681,781 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 55,681,781 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,681,781 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1) (2)
14	TYPE OF REPORTING PERSON (See instructions) IN
(1)	This figure is as of December 1, 2011, and is comprised of 43,901,794 shares held directly and 11,779,987 shares underlying stock options exercisable within 60 days of that date.
(2)	Based on 667,160,870 shares of common stock outstanding as of December 1, 2011.

Item 1.     Security and Issuer

Security:	Common Stock, par value $.001 per share ("Common Stock") (CUSIP No. 70319A 10 6)

Issuer:	Pathfinder Cell Therapy, Inc. 12 Bow Street Cambridge, MA 02138

Item 2.     Identity and Background

This Statement on Schedule 13D (this “Statement”) is being filed by Richard L. Franklin, M.D., Ph.D., a citizen of the United States of America.  Dr. Franklin’s principal business occupation is serving as the principal executive officer and a director of Pathfinder Cell Therapy, Inc. (“the Issuer”), as well as the principal executive officer and a director of Tarix Pharmaceuticals.  The Issuer is engaged in the development of novel cell-based therapies for the treatment of a broad range of diseases and medical conditions characterized by organ-specific cell damage.  Tarix Pharmaceuticals is a private company developing peptides for stem cell engraftment and other oncology related indications.  Tarix Pharmaceuticals shares the same address as the Issuer.

During the last five years, Dr. Franklin has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

In connection with and pursuant to the merger on September 2, 2011 of a wholly-owned subsidiary of the Issuer with and into Pathfinder, LLC pursuant to an agreement and plan of merger dated as of December 22, 2010 (the “Merger Agreement”), Dr. Franklin acquired 41,798,865 shares of Common Stock in consideration for 912,640 membership interests in Pathfinder, LLC held by him at the time of the merger. As a result of the merger, Pathfinder, LLC became a wholly-owned subsidiary of the Issuer, the former members of Pathfinder, LLC, including Dr. Franklin, together acquired a controlling equity interest in the Issuer and the business of Pathfinder, LLC, which was co-founded by Dr. Franklin, became the principal business of the Issuer.  In addition, in connection with and pursuant to the merger, the Issuer assumed options held by Dr. Franklin to purchase Pathfinder, LLC membership interests which, as adjusted to reflect the merger exchange ratio, converted into options to purchase 11,449,987 shares of Common Stock at a price of $.05 per share.  The options vested and became exercisable in full on the merger and expire in December 2015.

The Merger Agreement provides that the former Pathfinder, LLC members would be entitled to additional shares of Common Stock, for no additional consideration, if, as then contemplated, Pathfinder were to restructure the agreement with Yissum Research and Development Company of the Hebrew University of Jerusalem, Ltd. (“Yissum”) relating to the Issuer’s then core polymer technology within three months of the merger and in connection therewith were to issue shares of its Common Stock.  The additional share entitlement is equal, in the aggregate, to four times the number of shares so issued.  Effective December 1, 2011, the Issuer issued to Yissum one million shares of its Common Stock in connection with a restructuring of the Yissum agreement, thereby triggering the additional share entitlement on the part of the former Pathfinder, LLC members, including Dr. Franklin.  Accordingly, effective that date, Dr. Franklin was issued an additional 365,056 shares of Common Stock in respect of his pro rata share of the entitlement.

Immediately prior to the merger, Dr. Franklin transferred a portion of the Pathfinder, LLC membership interests held by him to his adult children, which interests converted in the merger into an aggregate of 4,001,084 shares of Common Stock.

The balance of the shares of Common Stock covered by this Statement represent shares acquired by Dr. Franklin as compensation for, or pursuant to the exercise of stock options acquired as compensation for, his services as a director or consultant to the Issuer at various times during at least the last five years.  In addition, Dr. Franklin owns stock options to purchase 330,000 shares of Common Stock at prices ranging from $0.36 to $0.85 per share, which stock options are presently exercisable and expire at various times between April 2012 and April 2018.  Dr. Franklin received these stock options in consideration for his services on behalf of the Issuer.

Item 4.    Purpose of Transaction.

The shares of Common Stock covered by this Statement were acquired by Dr. Franklin in connection with the aforementioned transactions and for investment purposes.  Except as described herein, Dr. Franklin has no plans or proposals that relate to or that would result in any of the events described in Item 4, which include

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer's business or corporate structure;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	Any action similar to any of those enumerated above.

Dr. Franklin reserves the right to increase or decrease his investment in the Issuer based on such factors as he deems relevant, which may be accomplished by acquiring additional Common Stock or disposing of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Item 5.    Interest in Securities of the Issuer.

(a)           As of December 1, 2011, Dr. Franklin was the beneficial owner of 55,681,781 shares of Common Stock, comprised of 43,901,794 shares held directly and 11,779,987 shares underlying stock options, all of which are presently exercisable, which represented approximately 8.2% of the shares of Common Stock outstanding based on 667,160,870 shares of Common Stock outstanding as of December 1, 2011 (based on information supplied by the Issuer).  Of the stock options held by Dr. Franklin, 11,449,987 are exercisable at $.05 per share and expire in December 2015, and the balance are exercisable at prices ranging from $0.36 to $0.85 per share and expire at various times between April 2012 and April 2018.

(b)           Dr. Franklin has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the shares of Common Stock covered by this Statement.

(c)           Except as otherwise disclosed in Item 3 above, which disclosure is incorporated by reference herein, Dr. Franklin has not effected any transaction in shares of Common Stock during the 60 days prior to the filing of this Statement or prior to September 2, 2011.

(d)           Except as disclosed in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Franklin and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the shares covered by this Statement are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

In anticipation of and as a condition to the initial closing of a private placement by the Issuer which occurred on September 2, 2011 immediately after the merger described in Item 3 above,  each of the members of Pathfinder, LLC entered into a lock-up agreement with Clubb Capital Limited, the placement agent for the private placement, pursuant to which such persons, including Dr. Franklin, agreed, subject to the terms and conditions of the lock-up agreement, for a period of three years from the date of consummation of the private placement or earlier upon the sale or transfer of substantially all of the Issuer’s assets and business, not to sell, transfer or otherwise dispose of the common stock of the Issuer received by such persons pursuant to the merger (or to engage in other specified transactions with respect to such common stock) without the prior written consent of Clubb Capital Limited.

Item 7.    Material to be Filed as Exhibits.

1.
Agreement and Plan of Merger, dated as of December 22, 2010, by and among the Issuer, SYMD Acquisition Sub, Inc., a wholly-owned subsidiary of the Issuer, and Pathfinder, LLC, as amended.  (Incorporated by reference to Annex A of the definitive proxy statement on Schedule 14A filed by Issuer with the Securities and Exchange Commission on July 26, 2011.)

2.	Lock-up agreement entered into by Dr. Franklin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2011

                        /s/Richard L. Franklin
                        Richard L. Franklin

Lock-Up Agreement

March ______, 2011

Clubb Capital Limited
35 Piccadilly
London W1J 0DW
United Kingdom

Re: Placement of SyntheMed Common Stock

Ladies and Gentlemen:

Reference is made to the agreement and plan of merger dated as of December 22, 2010, as amended, by and among SyntheMed, Inc., a Delaware corporation ("SyntheMed"), SYMD Acquisition Sub, Inc., a Massachusetts corporation ("Merger Sub"), and Pathfinder, LLC, a Massachusetts limited liability company ("Pathfinder"), pursuant to which the parties agreed that Pathfinder will merge with and into Merger Sub, with Pathfinder surviving as a wholly-owned subsidiary of SyntheMed (the "Merger"), and each outstanding membership interest of Pathfinder at the time of the merger will be converted into shares of SyntheMed common stock in accordance with the terms of the merger agreement. Reference is also made to the offering by SyntheMed, through Clubb Capital Limited ("Clubb Capital") as a non-exclusive placement agent, of up to 120 million shares of SyntheMed common stock at a price of $.05 (US) per share (the "Offering"), consummation of a portion of which is a condition to completion of the proposed Merger.

In order to induce investors to invest in the Offering, the undersigned hereby agrees that from and after the date of the Merger and continuing until the earlier to occur of (i) the sale or transfer of substantially all of the assets and business of SyntheMed pursuant to merger, consolidation, transfer of capital stock or assets or otherwise or (ii) the third anniversary of consummation of the Offering (the "***Lock-Up Period***"), the undersigned will not, without the prior written consent of Clubb Capital, acting in its sole and absolute discretion, directly or indirectly, (1) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of SyntheMed common stock received by the undersigned (x) pursuant to the Merger in exchange for Pathfinder membership interests held by the undersigned at the time of the Merger or (y) otherwise in connection with SyntheMed's obligations under the agreement and plan of merger to issue SyntheMed common stock (the shares of SyntheMed common stock referenced in clauses (x) and (y) being collectively referred to herein as the "Merger Stock"); or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Merger Stock, regardless of whether any such transaction described herein is to be settled by delivery of the Merger Stock or by delivery of cash or otherwise.

Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof

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family of the undersigned, or (iii) to any partner, member or stockholder of the undersigned, provided that in connection with transactions described in clauses (ii) and (iii) above, the trustee, partner, member or stockholder (as applicable) agrees to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period and the related transfer shall not involve a disposition for value. For purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned hereby agrees and consents to the entry of stop transfer instructions with SyntheMed's transfer agent against the transfer of the securities subject to this Lock-Up Agreement during the Lock-Up Period, except in compliance with this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement may not be revoked by the undersigned or SyntheMed. Any obligations of the undersigned pursuant to this Lock-Up Agreement shall be unaffected by any change in the terms of the merger agreement subsequent to the date hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

Print Name: Richard Fitzpatrick

Print Title: ______________________

Signature: ______________________

55908.0/502416.1

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